Exhibit 12.1

Statement Regarding the Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Three Months Ended 12/31/11	Year Ended 9/30/11	Year Ended 9/30/10	Year Ended 9/30/09	Year Ended 9/30/08	Year Ended 9/30/07
Pre-tax Income Loss from Continuing Operations	$(4,096)	$(65,379)	$(41,716)	$52	$(59,412)	$(97,038)

Fixed Charges:
Interest expense	4,098	16,666	14,235	14,099	7,894	4,601
Capitalized interest expense	—	4,868	2,907	2,160	907	798
Amortization of discounts and issuance costs related to indebtedness (included in interest expense)	—	—	—	—	—	—
Rental expenses representative of an interest factor	34	116	98	82	87	67

Total Fixed Charges	4,132	21,650	17,240	16,341	8,888	5,466

Earnings:
Pre-tax Income (Loss) from Continuing Operations adjusted plus fixed charges	$36	$(43,729)	$(24,476)	$16,393	$(50,524)	$(91,572)

Ratio of Earnings to Fixed Charges	nm	nm	nm	1.0	nm	nm

Due to losses incurred for the three months ended December 31, 2011 and the fiscal years ended September 30, 2011, 2010, 2008 and 2007, we would have had to generate additional earnings of $4.1 million, $65.4 million, $41.7 million, $59.4 million and $97.0 million, respectively, to achieve a coverage ratio of 1:1.